                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 11 )*

                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                   Common Stock, Par Value $1.00 Per Share
                   ---------------------------------------
                         (Title of Class of Securities)

                                     None
                                  ------------
                                 (CUSIP Number)

Tina P. Johnson, 1936 George Jenkins Blvd.,  Lakeland, FL 33815 (863)688-1188
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  12/31/2000
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f), or 13d-1(g), check the following box
____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5


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                                  SCHEDULE 13D

CUSIP No.    None                                           Page 2 of 5 Pages
          ----------                                             --   --


1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Howard M. Jenkins   ###-##-####

2     Check the Appropriate Box if A Member of a Group*

                                                                   (a)___

                                                                   (b)___
3     SEC Use Only

4     Source of Funds

5     Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
      2(d) or 2(e)                                                    ___

      N/A

6     Citizenship or Place of Organization

      United States

Number of
Shares               7  Sole Voting Power              7,857,807
Beneficially
Owned By             8  Shared Voting Power            4,046,093
Each
Reporting            9  Sole Dispositive Power         7,857,807
Person
With                 10 Shared Dispositive Power       4,046,093

11    Aggregate Amount Beneficially Owned by Each Reporting Person

      11,903,900

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares*___

      N/A

13    Percent of Class Represented by Amount in Row (11)

      5.81%

14    Type of Reporting Person*

      IN


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                                  SCHEDULE 13D

CUSIP No.    None                                           Page 3 of 5 Pages
          ----------                                             --   --


Item 1.  Security and Issuer

         Common Stock, Par Value $1.00 Per Share
         Publix Super Markets, Inc.
         1936 George Jenkins Boulevard
         Lakeland, Florida 33815
         Executive Officers:  Howard  M. Jenkins, Charles H. Jenkins,Jr.,
                              W. Edwin Crenshaw, Hoyt R. Barnett

Item 2.  Identity and Background

        (a)      Howard M. Jenkins
        (b)      1936 George Jenkins Boulevard, Lakeland, Florida 33815
        (c) Chairman of the Board, Chief Executive Officer and Director Publix Super Markets, Inc.
                 1936 George Jenkins Boulevard, Lakeland, Florida 33815
        (d)      No
        (e)      No
        (f)      United States

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

        (a) The changes in beneficial ownership since the filing of the tenth amendment to the initial statement are the result of Howard M. Jenkins selling 300,000 shares at $46.50 per share on August 1, 2000, the sale of 129,032 shares at $46.50 per share from Meralex Limited Partnership on September 15, 2000 and the gifting of 22,812 shares from Howard M. Jenkins.
        (b)      Not applicable.
        (c)      Not applicable.
        (d)      Not applicable.
        (e)      Not applicable.
        (f)      Not applicable.
        (g)      Not applicable.
        (h)      Not applicable.
        (i)      Not applicable.
        (j)      Not applicable.



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                                  SCHEDULE 13D

CUSIP No.    None                                           Page 4 of 5 Pages
          ----------                                             --   --

Item 5.  Interest in Securities of the Issuer

(a)  11,903,900 shares of common stock, approximately 5.81% of the class
(b)  Sole Voting Power:  7,857,807
     Shared Voting Power: 4,046,093
     Sole Dispositive Power:  7,857,807
     Shared Dispositive Power:  4,046,093
(c)  See Item 4(a) above.
(d) Sole power to vote and sole power to dispose of 1,910,753 shares (owned by Mr. Jenkins individually and held directly); sole power to vote and sole power to dispose of 5,784,341 shares (owned by H.J. Properties Limited Partnership); sole power to vote and sole power to dispose of 610 shares (owned by Mr. Jenkin's minor children with him as custodian); sole power to vote and sole power to dispose of 113,289 shares (owned by the Barnett Children's Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 17,762 shares (owned by the Wesley Robinson Barnett Trust, Howard Jenkins as Trustee); sole power to vote and sole power to dispose of 31,052 shares (owned by the Nicholas Jenkins Barnett Trust, Howard Jenkins as Trustee); shared power to vote and shared power to dispose of 4,046,093 shares (owned by Meralex Limited Partnership).

          Mr. Jenkins is shown as having shared voting and shared dispositive power for the 4,046,093 shares held in the Meralex Limited Partnership. The General Partner of the Partnership, with control over voting and disposition of shares, is Jenkins-Baldwin Corporation, a Delaware corporation, with a principal address of 380 Overbrook, Houston, Texas 77027. Mr. Jenkins, Benjamin West, James Howard and George Patterson are the stockholders of the Jenkins-Baldwin Corporation.

          Mr. Jenkins is also shown as having sole voting and sole dispositive power for 5,784,341 shares held in H.J. Properties Limited Partnership. The General Partner of the Partnership is PAST, a Delaware corporation, with a principal address of 380 Overbrook, Houston, Texas, 77027. Mr. Jenkins holds 100% interest of PAST.
(e)  Not applicable.

Item  6.  Contracts,   Arrangements,   Understandings  or  Relationships  with
Respect to Securities of the Issuer

          See Item 5(d) above.


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                                  SCHEDULE 13D

CUSIP No.    None                                           Page 5 of 5 Pages
          ----------                                             --   --




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     /s/ Howard M. Jenkins
                                    -------------------------------------
                                    Howard M. Jenkins

Date:  February 14, 2001